UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 3 0026253 9

Publicly-Held Company

Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings of Tele Norte Leste Participações S.A., held on April 28, 2011, summarized as per paragraph 1 of Article 14 of the Bylaws:

1.	Date, time and place: April 28, 2010, at 5:30 p.m., at the Company’s headquarters, located at Rua Humberto de Campos, No. 425, 8th floor – Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro.

2.	Agenda: At the Ordinary Shareholders’ Meeting: (i) acknowledge the Managers’ accounts, examine, discuss and vote on the Managers’ Report and Financial Statements for the fiscal year ended December 31, 2010, together with the Independent Auditors’ Report; (ii) approve the proposal to allocate the results for the fiscal year ended December 31, 2010; (iii) approve the Capital Budget; (iv) elect the members of the Fiscal Council and their respective alternates; and (v) determine the compensation of the Managers and members of the Company’s Fiscal Council. At the Extraordinary Shareholders’ Meeting: (i) replace the members of the Board of Directors and add new positions to the Board, as mandated; (ii) amend article 5 of the Company’s Bylaws as a result of the capital increase approved by the Board of Directors on March 28, 2011; and (iii) consolidate the text of the Company’s Bylaws.

3.	Call Notice: Call notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, Part V, on April 13, 2011, page 60; April 14, 2011, page 41 and April 15, 2011, page 33 and “Valor Econômico – Edição Nacional”, on April 13, 2011, page D8; April 14, 2011, page A16 and April 15, 2011, page C7, pursuant to article 133 of the Law No. 6,404/76.

4.	Attendance: Shareholders representing more than 75.1% of voting shares and more than 18.9% of non-voting preferred shares, according to records and signatures in the Shareholders’ Attendance Record. Also in attendance: David Tavares Neves Nunes (representative of the Company), Fernando Linhares Filho (representative of the Fiscal Council), and Marco Aurelio Paulino Neves (representative of Deloitte Touche Tohmatsu Auditores Independentes).

5.	Chair: Chairman: Rafael Padilha Calabria; Secretary: Daniella Geszikter Ventura.

6.	Decisions: As proposed by the Chairman, the present shareholders unanimously decided to draft the minutes referred to in this Ordinary and Extraordinary General Shareholders’ meetings in summary form pursuant to article 133 of the Law No. 6,404/76. Additionally, Shareholders representing more than 75.1% of the Company’s voting shares attending the Meeting decided as follows:

ORDINARY SHAREHOLDERS’ MEETING:

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6.1	To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, the Annual Management’s Report, Balance Sheet and other Financial Statements, in addition to the Independent Auditors’ Report and Fiscal Council’s Report for the year ended December 31, 2010. These documents were published in their entirety in the newspapers “Diário Oficial do Rio de Janeiro” and “Valor Econômico” on March 31, 2011, pursuant to article 133, of Law No. 6,404/76, and are available to the shareholders at the Company’s headquarters and at CVM’s website.

6.2	To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, pursuant to the Management’s proposal included in the 2010 Financial Statements published on March 31, 2010, the allocation of profits for the 2010 fiscal year in the amount of R$1,427,713,613.36, as follows: (1) for the formation of the legal reserve the amount of R$ 71.385.680,67 will be allocated; (2) for the formation of the investment reserve the amount of R$1,017,245,949.52 will be allocated; and (3) for the payment of mandatory dividends the amount of R$339,081,983.17 will be allocated, equivalent to R$0.591, per common share and R$0.813, per preferred share. The profits accumulated due to the reprocessing of fiscal year 2009 due to the adoption of international accounting standards, in the amount of R$3,911,105,566.81 will be allocated to the formation of the legal reserve in this period. The Company’s shareholders that held equity positions on April 28, 2011 will be entitled to receive dividends. Beginning on April 29, 2011, the shares will be traded ex-dividend. The dividends will be paid beginning on May 6, 2011, will be adjusted from January 1, 2011 to the effective date of payment, subject to variations in the Reference Rate (TR – Taxa Referencial).

6.3	To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, pursuant to the provision in paragraph 2, article 196 of Law No. 6,404/76, the Company’s capital budget, for the fiscal years 2011 to 2013, in the amount of R$8,910,115,482.00 (eight billion, nine hundred and ten million, one hundred and fifteen thousand, four hundred and eighty-two reais), using own funds and third-party financing, as proposed by the Executive Officers. This budget includes planned investments in fixed and mobile telephony, to be made during the period indicated.

6.4

To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, the election of the members of the Fiscal Council for the fiscal year beginning on January 1, 2011, for a term of office that expires at the Ordinary Shareholders’ Meeting to be held in 2012. The following active members and alternates were elected pursuant to art. 161 of the Law No. 6,404/76: (1) appointed by Telemar Participações S.A, shareholder: (1.1) as member, SÉRGIO BERNSTEIN, Brazilian, married, civil engineer, Identity Card No. 5.850.726 issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 007.296.208-91, living at Rua Barão de Santa Eulália No. 231, apartment 121 – Real Park, City of São Paulo, State of São Paulo, as his alternate SIDNEI NUNES, Brazilian, married, business administrator, bearer of Identity Card No. 11.581.938, issued by SSP/SP and enrolled with the Individual Taxpayer’ Registry (CPF/MF) under

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No. 011.355.928-37, living at Rua Visconde de Taunay 627, apartment 31 – Boullonais Building, City of São Paulo, State of São Paulo; (1.2) as member, ALLAN KARDEC DE MELO FERREIRA, Brazilian, widower, lawyer, bearer of Identity Card No. M–92.892, issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 054.541.586-15, with his address at Rua Oscar Versiani Caldeira No. 239, Mangabeiras, City of Belo Horizonte, State of Minas Gerais and his alternate, DÊNIS KLEBER GOMIDE LEITE, Brazilian, married, lawyer and business administrator, bearer of Identity Card No. M – 17.619.724 issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 125.011.406-30, with his business address at Cidade Administrativa, Rodovia Prefeito Américo Gianetti, s/n°, Serra Verde, Prédio Gerais, 4th Floor, , City of Belo Horizonte, State of Minas Gerais; (1.3) as member, FERNANDO LINHARES FILHO, Brazilian, married, business administrator, bearer of Identity Card No. 1.905.373-5, issued by IFP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 129.110.117-91, living at Rua Almirante Saddock de Sá, No. 216, apt. 401, Ipanema, City of Rio de Janeiro, State of Rio de Janeiro; as his alternate, APARECIDO CARLOS CORREIA GALDINO, Brazilian, widower, business administrator, bearer of Identity Card No. 5.635.466, issued by SSP/SP, and enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 666.708.708-25, with his address at Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, City of São Paulo, State of São Paulo; and (1.4) as member, ARY JOEL DE ABREU LANZARIN, Brazilian, married, banker and economist, bearer of Identity Card No. 025.812.99478, issued by DIC/RS, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 241.771.309-82, with his business address at SBS Quadra 01, Bloco A, Lote 25, Ed. Sede I, 17th floor, Setor Bancário Sul, City of Brasília, Federal District; as his alternate, DILSON DE LIMA FERREIRA JUNIOR, Brazilian, married, business administrator, bearer of Identity Card No. 032147340 Detran RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 343.431.807-00, living at Rua Mayrink Veiga, 4, 16th floor, City Rio de Janeiro, State of Rio de Janeiro. It was made clear during the election that none of the members-elect had any impediments or legal restriction that would prevent them from taking office.

6.5	To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, the proposal of the controlling shareholder of the company, Telemar Participações S.A., to establish the Management’s compensation for the next fiscal year, as follows: (i) annual global allowance for the Board of Directors of up to R$4,700,000.00; ii) annual global allowance for the Company’s Executive Officers of up to R$4,955,000.00, including possible amounts paid as benefits and representation allowance; and iii) annual allowance for the Fiscal Council, according to the minimum limit established by law, pursuant to Paragraph 3 of Article 162 of Law No. 6,404/76, being that the members of the Fiscal Council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees, pursuant to the Company’s travel policy.

EXTRAORDINARY SHAREHOLDERS’ MEETING

6.6	The shareholders elected, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters,

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held on April 28, 2011

the replacement of members of the Company’s Board of Directors, and the inclusion of new positions for a term of office that expires at the Ordinary Shareholders’ Meeting to be held in 2013. The following new members and alternates, appointed by the controlling shareholder, Telemar Participações S.A., were elected by the shareholders attending the meeting: (1) as member, ZEINAL ABEDIN MAHOMED BAVA, Portuguese, married, engineer, and bearer of Portuguese passport No. J745179, expiring on November 4, 2013, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 057.368.807-92, resident and domiciled in the City of Lisbon, Portugal, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, LUIS MIGUEL DA FONSECA PACHECO DE MELO, Portuguese, married, engineer, bearer of the Portuguese passport No. J793814, expiring on November 14, 2013, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 233.308.258-55, resident and domiciled in the City of Lisbon, Portugal, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro; (2) as member, SHAKHAF WINE, Brazilian, married, economist, bearer of Identity Card No. 07.140.616-9, issued by SSP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 018.755.347-50, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, PEDRO HUMBERTO MONTEIRO DURÃO LEITÃO, Portuguese, married, executive, bearer of the Portuguese passport N°. J099607, expiring on January 11, 2012, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 234.742.958-29, resident and domiciled in the City of Lisbon, Portugal, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro; (3) as member, CARLOS FERNANDO COSTA, Brazilian, divorced, mathematician, bearer of Identity Card No. 15763672, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 069.034.738-31, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Rua do Ouvidor, No. 98, 9th floor, Centro, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, ARMANDO RAMOS TRIPODI, Brazilian, married, industrialist, bearer of Identity Card No. 00931.564-05, issued by SSP/BA, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 124.265.205-15, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Avenida República do Chile, No. 65, 23rd floor, Centro, City of Rio de Janeiro, State of Rio de Janeiro; (4) as member, DEMÓSTHENES MARQUES, Brazilian, married, civil engineer, bearer of Identity Card No. 1025207885, issued by SSP/RS, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 468.327.930-49, resident and domiciled in the City of Brasília, Federal District, with his business office at SCN, Quadra 02, bloco A, Edifício Corporate Financial Center, City of Brasília, Federal District, and as his alternate, MONICA FERREIRA DIAS, Brazilian, divorced, administrator and pedagogue, bearer of Identity Card No. 2.281.165-7, issued by SSP/PR, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 447.854.619-34, resident and domiciled in the city of Brasília, Federal District, with her business office at SCN Quadra 02 – Bloco A – 12th floor – Ed. Corporate Financial Center, City of Brasília, Federal District. Afterwards, the shareholders attending the meeting elected the following members and alternates nominated by the controlling shareholder, Telemar Participações S.A., to replace Ivan Ribeiro de Oliveira (Member) and Luiz Otávio Mourão (Alternate),

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Marcel Cecchi Vieira (Member) and João José de Araújo Pereira Pavel (Alternate), and Julio Cesar Maciel Ramundo (Member) and Joaquim Dias de Castro (Alternate), who are no longer members of the Board of Directors of TNL: (5) as member, SERGIO FRANKLIN QUINTELLA, Brazilian, married, engineer, bearer of Identity Card No. 9751-D, issued by CREA, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 003.212.497-04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Praia de Botafogo, No. 190, 12th Floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, RAFAEL CARDOSO CORDEIRO, Brazilian, single, civil engineer, bearer of Identity Card No. M-9.165.153, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 037.496.966-32, resident and domiciled in the City of Belo Horizonte, State of Belo Horizonte, with his business office at Avenida do Contorno, 8123 - Cidade Jardim, City of Belo Horizonte, State of Minas Gerais; (6) as member, RENATO TORRES DE FARIA, Brazilian, married, mining engineer, bearer of Identity Card No. M-1.727.787, issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 502.153.966-34, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with his business office at Av. do Contorno, No. 8,123, Cidade Jardim, City of Belo Horizonte, State of Minas Gerais, and as his alternate, RICARDO ANTÔNIO MELLO CASTANHEIRA, Brazilian, married, civil engineer, bearer of Identity Card No. MG-1.190.558, issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 130.218.186-68, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with his business office at Av. do Contorno, No 8,123, Cidade Jardim, City of Belo Horizonte, State of Minas Gerais; (7) as member, CLÁUDIO FIGUEIREDO COELHO LEAL, Brazilian, married, economist, bearer of Identity Card No. 6010339825, issued by SSP/RS, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 551.703.740-20, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Av. República do Chile, No. 100, 14th floor – Centro, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, LAURA BEDESCHI REGO DE MATTOS, Brazilian, married, chemical engineer, bearer of Identity Card No. 25348940-4, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 253.585.728-64, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office at Av. República do Chile, No. 100, 13th floor, Centro, City of Rio de Janeiro, State of Rio de Janeiro. It was made clear that none of the members-elect had any impediments or legal restriction pursuant to article 147 of Law No. 6,404/76 that would prevent them from taking office. As a result of the elections mentioned above, the consolidated Board of Directors of the Company was registered as comprising the following members, as of this date: (1) as member, ZEINAL ABEDIN MAHOMED BAVA, Portuguese, married, engineer, and bearer of Portuguese passport No. J745179, expiring on November 4, 2013, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 057.368.807-92, resident and domiciled in the City of Lisbon, Portugal, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, LUIS MIGUEL DA FONSECA PACHECO DE MELO, Portuguese, married, engineer, bearer of the Portuguese passport No. J793814, expiring on November 14, 2013, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 233.308.258-55, resident and domiciled in the City of Lisbon, Portugal, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro; (2) as member, SHAKHAF WINE, Brazilian, married, economist, bearer of Identity Card No.

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07.140.616-9, issued by SSP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 018.755.347-50, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, PEDRO HUMBERTO MONTEIRO DURÃO LEITÃO, Portuguese, married, executive, bearer of the Portuguese passport N°. J099607, expiring on January 11, 2012, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 234.742.958-29, resident and domiciled in the City of Lisbon, Portugal, with his business office at Rua Borges de Medeiros, 633, cj. 301, CEP 22430-041, City of Rio de Janeiro, State of Rio de Janeiro; (3) as member, CARLOS FERNANDO COSTA, Brazilian, divorced, mathematician, bearer of Identity Card No. 15763672, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 069.034.738-31, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Rua do Ouvidor, No. 98, 9th floor, Centro, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, ARMANDO RAMOS TRIPODI, Brazilian, married, industrialist, bearer of Identity Card No. 00931.564-05, issued by SSP/BA, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 124.265.205-15, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Avenida República do Chile, No. 65, 23rd floor, Centro, City of Rio de Janeiro, State of Rio de Janeiro; (4) as member, DEMÓSTHENES MARQUES, Brazilian, married, civil engineer, bearer of Identity Card No. 1025207885, issued by SSP/RS, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 468.327.930-49, resident and domiciled in the City of Brasília, Federal District, with his business office at SCN, Quadra 02, bloco A, Edifício Corporate Financial Center, City of Brasília, Federal District, and as his alternate, MONICA FERREIRA DIAS, Brazilian, divorced, administrator and teacher, bearer of Identity Card No. 2.281.165-7, issued by SSP/PR, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 447.854.619-34, resident and domiciled in the city of Brasília, Federal District, with her business office at SCN Quadra 02 – Bloco A – 12th floor – Ed. Corporate Financial Center, City of Brasília, Federal District; (5) as member, SERGIO FRANKLIN QUINTELLA, Brazilian, married, engineer, bearer of Identity Card No. 9751-D, issued by CREA, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 003.212.497-04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Praia de Botafogo, No. 190, 12th Floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, RAFAEL CARDOSO CORDEIRO, Brazilian, single, civil engineer, bearer of Identity Card No. M-9.165.153, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 037.496.966-32, resident and domiciled in the City of Belo Horizonte, State of Belo Horizonte, with his business office at Avenida do Contorno, 8123 – Cidade Jardim, City of Belo Horizonte, State of Minas Gerais; (6) as member, RENATO TORRES DE FARIA, Brazilian, married, mining engineer, bearer of Identity Card No. M-1.727.787, issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 502.153.966-34, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with his business office at Av. do Contorno, No. 8,123, Cidade Jardim, City of Belo Horizonte, State of Minas Gerais, and as his alternate, RICARDO ANTÔNIO MELLO CASTANHEIRA, Brazilian, married, civil engineer, bearer of Identity Card No. MG-1.190.558, issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 130.218.186-68, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with his business office at Av. do Contorno, No 8,123, Cidade Jardim, City of Belo Horizonte,

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State of Minas Gerais; (7) as member, CLÁUDIO FIGUEIREDO COELHO LEAL, Brazilian, married, economist, bearer of Identity Card No. 6010339825, issued by SSP/RS, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 551.703.740-20, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Av. República do Chile, No. 100, 14th floor – Centro, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, LAURA BEDESCHI REGO DE MATTOS, Brazilian, married, chemical engineer, bearer of Identity Card No. 25348940-4, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 253.585.728-64, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office at Av. República do Chile, No. 100, 13th floor, Centro, City of Rio de Janeiro, State of Rio de Janeiro; (8) as member, JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, bearer of Identity Card No. 02.549.734-8, issued by IFP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 299.637.297-20, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Praia de Botafogo No. 300, office 1101, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, JOSÉ AUGUSTO DA GAMA FIGUEIRA, Brazilian, in a stable union, engineer, bearer of Identity Card No. M-8.263.413, issued SSP/MG, and enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 242.456.667-49, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Praia de Botafogo No. 300, office 1101, City of Rio de Janeiro, State of Rio de Janeiro; (9) as member, ALEXANDRE JEREISSATI LEGEY, Brazilian, married, chemical engineer, bearer of Identity Card No. 34.545.462-5, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 954.529.077-34, with his business office at Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, City of São Paulo, State of São Paulo, and as his alternate, CARLOS FRANCISCO RIBEIRO JEREISSATI, Brazilian, married, economist, bearer of Identity Card No. 1.969.275, issued by IFP-RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 000.365.013-87, resident and domiciled in the City of São Paulo, State of São Paulo, with his business office at Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, City of São Paulo, State of São Paulo; (10) as member, PEDRO JEREISSATI, Brazilian, married, administrator, bearer of Identity Card No. 16.226.645-5, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 273.475.308-14, resident and domiciled in the City of São Paulo, State of São Paulo, with his business office at Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, City of São Paulo, State of São Paulo, and as his alternate, CRISTIANO YAZBEK PEREIRA, Brazilian, married, engineer, bearer of Identity Card No. 24.798.030-4, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 267.577.938-57, resident and domiciled in the City of São Paulo, State of São Paulo, with his business office at Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, City of São Paulo, State of São Paulo; (11) as member, FERNANDO MAGALHÃES PORTELLA, Brazilian, married, engineer, bearer of Identity Card No. 10.377.977, issued by IFP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 748.442.108-15, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Avenida Sernambetiba, 3600, B1 03 cj. 902, Barra da Tijuca, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, CARLOS JEREISSATI, Brazilian, single, administrator, bearer of Identity Card No. 16.226.643-1, issued by SSP/SP, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 146.626.458-67, resident and domiciled in the City of São Paulo, State of São Paulo, with his business office at

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Ordinary and Extraordinary General Shareholders Meetings

held on April 28, 2011

Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, City of São Paulo, State of São Paulo; (12) as member, OTÁVIO MARQUES DE AZEVEDO, Brazilian, married, engineer, bearer of Identity Card No. 13.088, issued by CREA/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 129.364.566-49, resident and domiciled in the City of São Paulo, State of São Paulo, with his business office at Rua Dr. Geraldo Campos Moreira, No. 375, 9th floor, City of São Paulo, State of São Paulo, and as his alternate, LÚCIO OTÁVIO FERREIRA, Brazilian, married, administrator, bearer of Identity Card No. M 2.554.754, issued by SSP/MG, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 559.069.076-53, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business office at Praia de Botafogo No. 300, 4th floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro; and (13) as member, FÁBIO DE OLIVEIRA MOSER, Brazilian, married, banker and risk manager, bearer of Identity Card No. 20502087, issued by CRA/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 000.699.217-09, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with his business office at Praia de Botafogo, No. 501, 4th floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, RICARDO FERRAZ TORRES, Brazilian, single, banker and risk manager, bearer of Identity Card No. 05.423.500-7, issued by IFP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 043.287.287-68, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with his business office at Praia de Botafogo, No. 501, 4th floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro.

6.7.	To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, changes to article 5 of the Company’s Bylaws, due to the approval of the capital increase approved by the Board of Directors in March 28, 2011, which henceforth reads as follows:

“Art. 5 – The fully paid-in subscribed capital stock is of R$7,254,681,880.32 (seven billion, two hundred and fifty-four million, six hundred and eighty-one thousand, eight hundred and eighty reais and thirty-two centavos), represented by 476,661,456 (four hundred and seventy-six million, six hundred and sixty-one thousand, four hundred and fifty-six) shares, being 187,028,818 (one hundred and eighty-seven million, twenty-eight thousand, eight hundred and eighteen) common shares and 289,632,638 (two hundred and eighty-nine million, six hundred and thirty-two thousand, six hundred and thirty-eight) preferred shares, all of them registered and without par value.”

6.8.	To approve, by a majority of shareholders attending the meeting, with abstentions recorded and to be filed at the Company’s headquarters, the consolidation of the Company’s Bylaws, as described in ANNEX I hereto, which contemplates the changes made to the Company’s Bylaws and approved on this date (item 6.7 above) and those changes approved at the Company’s Extraordinary Shareholders’ Meetings’ held on April 12, 2005, May 25, 2005, August 31, 2005, April 4, 2008, May 20, 2008 and December 7, 2010.

9         TELE NORTE LESTE PARTICIPAÇÕES S.A.

Ordinary and Extraordinary General Shareholders Meetings

held on April 28, 2011

7.

Closing: Nothing further to discuss, these minutes were drafted, read, approved and executed by shareholders present, and the publication of these minutes without the signatures of the shareholders in attendance was approved, pursuant to art. 130, paragraph 2 of Law 6.404/76. (/s/) Rafael Padilha Calabria – Chairman; Daniella Geszikter Ventura – Secretary; Fernando Linhares Filho – Representative of the Fiscal Council. Shareholders: TELEMAR PARTICIPAÇÕES S/A;. VALVERDE PARTICIPAÇÕES S/A; BRATEL BRASIL S.A. (represented by Ana Carolina Motta); SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES ; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA – FUNDO DE INVESTIMENTO EM AÇÕES; DYC FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL IV LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; KEMNAY DYBRA LLC; DYNAMO BRASIL XIII LLC (represented by Gustavo Aranha Alves Barreto); AMUNDI; EP TISDALE LLC; ETON PARK FUND, L.P.; BRITISH COAL STAFF SUPERANNUATION SCHEME; CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX ; CAPITAL INTERNATIONAL EMERGING MARKETS FUND; CAPITAL INTERNATIONAL FUND; CIKK FUND – CAPITAL INTERNATIONAL ALL COUNTRIES FUND; EMERGING MARKETS GROWTH FUND INC.; EUROPACIFIC GROWTH FUND; FIRST STATE GLOBAL EMERGING MARKETS LEADERS FUND; JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND; NEW WORLD FUND INC; NORGES BANK; RETAIL EMPLOYEES SUPERANNUATION PTY LTD; STATE OF WYOMING, WYOMING STATE TREASURER; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD; CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY FUND FOR TAX-EXEMPT; CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY MASTER FUND ; QANTAS SUPERANNUATION LIMITED AS TRUSTEE FOR THE QANTAS; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUNDS; ADVANCED SERIES TRUST – AST PARAMETRIC EMERGING MARKETS EQUIT; AGF INVESTMENTS INC; ALAMEDA COUNTRY EMPLOYEES RETIREMENT ASSOCIATION; AMERICAN FUNDS INSURANCE SERIES – NEW WORLD FUND; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE E; BELLSOUTH CORPORATION RFA VEBA TRUST ; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BNP PARIBAS L1 – EQUITY LATIN AMERICA; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CAPITAL INTERNATIONAL – INTERNATIONAL EQUITY; CIBC EMERGING MARKETS INDEX FUND; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; COLLEGE RETIREMENT EQUITIES FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; COX ENTERPRISES INC MASTER TRUST; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT P; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUNDS; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL

10         TELE NORTE LESTE PARTICIPAÇÕES S.A.

Ordinary and Extraordinary General Shareholders Meetings

held on April 28, 2011

EX U.S. INDEX FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; FUTURE FUND BOARD OF GUARDIANS; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; INTERNATIONAL BANK FOR RECONSTRUCTIONAL AND DEVELOPMENT, A T F; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST – LVIP SSGA EMERGING; MANAGED PENSION FUND LIMITED; MORGAN STANLEY GLOBAL STRATEGIST FUND; MORGAN STANLEY INSTITUTIONAL FUND, INC., ACTIVE INTERNATIONAL A; MORGAN STANLEY INTERNATIONAL FUND; MORGAN STANLEY INVESTIMENT MANAGEMENT ACTIVE INTERNATIONAL ALLOCATION TRUST; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; O’LEARY HARD ASSET INCOME FUND; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; ROCHE US DB PLANS MASTER TRUST; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBC 400035139; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WHEELS COMMON INVESTMENT FUND; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P.; BP PENSION FUND; BRANDES EMERGING MARKESTS EQUITY FUND; BRUNEI INVESTMENT AGENCY; COLONIAL FIRST STATE GLOBAL ASSET MANAGEMENT EQUITY TRUST 3; COLONIAL FIRST STATE WHOLESALE GLOBAL EMERGING MARKETS FUND; COMMONWEALTH EMERGING MARKETS FUND 5; EMERGING MARKETS EQUITY TRUST 4; ESSEX COUNTY COUNCIL; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; ING WISDOMTREE GLOBAL HIGH – YIELDING EQUITY INDEX PORTFOLIO; ISHARES MSCI EMERGING MARKETS INDEX FUND; MINISTRY OF STRATEGY AND FINANCE; PANAGORA GROUP TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR AS; ST. JAME’S PLACE GLOBAL EMERGING MARKETS UNIT TRUST; THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTMENT TRUST; THE MONETARY AUTHORITY OF SINGAPORE; THE ROYAL BANK OF SCOTLAND PLC AS D OF FIRST STATE GLOBAL E.M.L. FUND A SUB FD OF FIRST STATE INV. IC; THE ROYAL BANK OF SCOTLAND PLC AS D OF FIRST STATE GLOBAL E.M. SUSTAINABILITY FUND OF FIRST STATE INVESTMENTS ICVC; THE ROYAL BANK OF SCOTLAND PLC AS D OF FIRST STATE GLOBAL EMERGING MARKETS; THE ROYAL BANK OF SCOTLAND PLC AS D OF FIRST STATE LATIN AMERICA FUND A SUB FUND OF FIRST STATE ; TRUSTEES OF THE ESTATE OF BERNICE PAUAHI BISHOP DBA KAMEHAMEHA; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WILMINGTON MULTI-MANAGER

11         TELE NORTE LESTE PARTICIPAÇÕES S.A.

Ordinary and Extraordinary General Shareholders Meetings

held on April 28, 2011

INTERNATIONAL FUND (represented by Bruna Cislinschi); Rafael Padilha Calabria; Daniella Geszikter Ventura.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, April 28, 2010.

Daniella Geszikter Ventura

Secretary

12         TELE NORTE LESTE PARTICIPAÇÕES S.A.

Ordinary and Extraordinary General Shareholders Meetings

held on April 28, 2011

ANNEX I TO THE MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 28, 2011

TELE NORTE LESTE PARTICIPAÇÕES S/A

BYLAWS

CHAPTER I – CHARACTERISTICS OF THE COMPANY

Art. 1 – TELE NORTE LESTE PARTICIPAÇÕES S.A is a public company ruled by these Bylaws and by the applicable legislation.

Art. 2 – The purpose of the Company is:

I.	to exercise the control of fixed telephone public utility companies in Region 1 referred to in the General Concession Plan approved by Decree no. 2.534, dated of April 2, 1998;

II.	to promote through controlled or affiliated companies the expansion and set up of fixed telephone services in their respective concession area;

III.	to promote, carry out or direct the funding, from domestic or foreign sources, to be invested by the Company or by its controlled companies;

IV.	to promote and encourage study and research activities aiming the development of the fixed telephone segment;

V.	to provide through controlled or affiliated companies skilled technical services related to the fixed telephone area;

VI.	to promote, encourage and coordinate through its controlled or affiliated companies the education and training of personnel necessary to the fixed telephone segment;

VII.	to carry out or promote goods and services’ importation to or through its controlled and/or affiliated companies;

VIII.	to exercise other activities similar to related to the purpose thereof; and

IX.	to hold interest in the capital of other companies.

Art. 3 – The head office of the Company is in the City of Rio de Janeiro, State of Rio de Janeiro, and it may create or extinguish, by resolution of the Board of Directors, branches, agencies, offices, departments and representations anywhere in the domestic territory or abroad.

Art. 4 – The duration of the Company will be undetermined.

CHAPTER II

CAPITAL STOCK

Art. 5 – The fully paid-in subscribed capital stock is of R$7,254,681,880.32 (seven billion, two hundred and fifty-four million, six hundred and eighty-one thousand, eight hundred and eighty reais and thirty-two centavos), represented by 476,661,456 (four hundred and seventy-six million, six hundred and sixty-one thousand, four hundred and fifty-six) shares, being 187,028,818 (one hundred and eighty-seven million, twenty-eight thousand, eight hundred and eighteen) common shares and 289,632,638 (two hundred and eighty-nine million, six hundred and thirty-two thousand, six hundred and thirty-eight) preferred shares, all of them registered and without par value.

Sole Paragraph – The Company’s are book entry shares, being maintained in a deposit account on behalf of the holders thereof in an institution qualified to provide such services.

Art. 6 – The Company is authorized to increase its capital stock by resolution of the Board of Directors up to the limit of 950,000,000 (nine hundred and fifty million) common or preferred shares, those shares not being required to be proportional in relation to each other, respected the legal limit of 2/3 (two third) for the issue of preferred shares without voting rights.

Sole Paragraph – Within the limit for authorization of capital stock increase discussed in caput of this article and in accordance with the plan approved by General Meeting, the Board of Directors may approve the granting of a share purchase option to its administrators, employees and individuals providing services to the Company or the companies controlled by it.

Art. 7 – Within the limit of the authorized capital, by resolution of the Board of Directors, the preemptive right for issue of shares, debentures or founder’s shares convertible in shares and subscription warrants, the placement of which shall be made through:

I.	public issue or sale in stock exchange;

II.	exchange for shares in a public offer for control acquisition, in the terms of articles 257 to 263 of Law no. 6.404, of 12/15/1976; and

III.	enjoyment of tax incentives, in the terms of a special law.

Art. 8 – Each common share is entitled to one vote in the resolutions of the General Meeting.

Art. 9 – Preferred shares are not entitled to vote, except in the assumption of the sole paragraph of art. 11 hereof, being ensured to them priority in capital reimbursement, without premium, and in the payment of minimum non-cumulative dividends of (a) 6% (six percent) per year upon the value resulting from the division of the subscribed capital by the total number of Company’s shares, or (b) 3% (three percent) of the net equity value of the share, prevailing which is higher between (a) and (b).

Sole Paragraph – Preferred shares will be entitled to vote, should the Company, during 3 (three) consecutive years, fail to pay the minimum dividends to which they are entitled to in the terms of caput hereof.

CHAPTER III

GENERAL MEETING

Art. 10 – The General Meeting is the Company’s senior body, with powers to resolve on all matters related to the purpose and to take actions which might be deemed convenient to the defense and development of the Company.

Art. 11 – Besides the attributions provided by law, the General Meeting shall solely:

I.	authorize the issue of debentures convertible or not into shares or the selling thereof, in case of treasury shares, as well as authorize the sale of debentures convertible into shares held by it issued by controlled companies, and it may delegate to the Board of Directors resolution on: (i) the time, maturity conditions, amortization or redemption; (ii) the time and payment of conditions of interest, profit sharing and reimbursement premium, if any, and (iii) the form of subscription or placement, as well as the type of debentures;

II.	resolve on interest in a group of companies;

III.	resolve on transformation, merger and split-up of the Company, the dissolution and liquidation thereof, elect and remove liquidators and judge on their accounts;

IV.	suspend the exercise of the rights of a shareholder who fails to comply with obligations imposed by law or the Bylaws;

V.	elect or remove, at any time, the members and respective alternates of the Board of Directors and the Audit Committee;

VI.	establish the overall or individual remuneration of the members of the Board of Directors, the Executive Board and the Audit Committee;

VII.	take, annually, the accounts of the administrators and resolve on the financial statements presented by them;

VIII.	resolve on the filing of a civil liability claim by the Company against the administrators, for damages caused to the equity thereof, pursuant to the provision established in art. 159 of Law no. 6.404/76;

IX.	resolve on a capital stock increase, in an amount in excess of the one authorized herein;

X.	authorize the Company to enter into an indemnification commitment agreement with the members of the Board of Directors and of the Executive Board required to file the 20-F Form to the Securities and Exchange Commission – SEC; and

XI.	previously approve the entering into of any long term agreements between the Company or the controlled companies thereof, in one side, and the controlling shareholder or controlled, affiliated companies subject to a common control or their controlling companies, or which may otherwise constitute related parties to the Company, on the other side, unless the agreement shall observe uniform covenants.

Sole Paragraph – Without prejudice to the provision established in § 1 of art. 115 of Law no. 6.404/76, preferred share holders will be entitled to vote in resolutions of meetings referred to in sub-clause XI hereof, as well as in those regarding the amendment or revoking of the following provisions of the Bylaws: I. sub-clause XI of Art. 11, II. sole paragraph of Art. 12, and III, Article 41.

Art. 12 – The General Meeting will be called by the Board of Directors, and the Chairman thereof shall consubstantiate the respective act. It may also be called as provided for in the Sole Paragraph of art. 123 of Law no. 6.404/76, amended by Law no. 9.457, of 05/05/1997.

Sole Paragraph – In the assumptions of Art. 136 of Law no. 6.404/76, amended by Law no. 9.457/97, the first call of the General Meeting will be made by a minimum 30 (thirty) days prior notice, and with a minimum 10 (ten) days prior notice, in second call.

Art. 13 – The General Meeting will be installed by the Director President of the Company, who will proceed to the election of a chairman and a secretary, chosen among the shareholders present. In the absence or impediment of the Director President, the Meeting may be installed by any Officer or by an attorney-in-fact duly vested with specific powers for such purpose, who will proceed to the election of the board, as established above.

Art. 14 – The works and resolutions of the General Meeting will be drawn up in a minutes in the appropriate book, signed by the members of the board and by the shareholders present, representing, at least, the majority required for the resolutions taken.

§ 1 – The minutes may be drawn up as a summary of the facts, including disagreements and complaints.

§ 2 – Except for resolutions in contrary by the Meeting, the minutes will be published omitting the signatures of the shareholders.

Art. 15 – Annually, in the four first months subsequent to the fiscal year-end, the General Meeting will ordinarily meet to: I. take the accounts of the administrators, examine, discuss and vote the financial statements; II. resolve on the destination of the net income of the fiscal year and dividends distribution; and III. elect the members of the Audit Committee and, as the case may be, the members of the Board of Directors.

Art. 16 – The General Meeting will meet, extraordinarily, whenever the Company’s interest shall require.

CHAPTER IV

MANAGEMENT OF THE COMPANY

SECTION I

GENERAL RULES

Art. 17 – The Management of the Company will be exercised by the Board of Directors and the Executive Board, being their members exempted from rendering guarantee in order to exercise their functions.

§ 1 – The Board of Directors, a collegiate resolution body, exercised the senior management of the Company.

§ 2 – The Executive Board is the executive management body of the Company, each one of its members acting according to the respective competence, established by these Bylaws and the Board of Directors.

Art. 18 – The administrators take office according to the terms drawn up in the Minutes Book of the Meetings of the Board of Directors or the Executive Board, as the case may be.

SECTION II

BOARD OF DIRECTORS

Art. 19 – Besides the attributions provided for by law, the Board of Directors shall:

I.	establish the general policy of the Company’s business and follow up the execution thereof;

II.	call the General Meeting;

III.	approve and submit to the General Meeting the financial statements and the Management Report of the Company, therein included the consolidated statements;

IV.	resolve on the distribution of interim dividends in the terms of Paragraph 2 of Article 37 hereof;

V.	elect and remove, at any time, the Company’s Officers, establishing their attributions, respected the legal and statutory provisions;

VI.	approve, by proposal of the Executive Board, the appointment or removal of an internal audit office holder;

VII.	approve the annual budget of the Company, as well of the companies controlled by it, the form of the execution thereof and the Company’s annual target and business strategy plan for the budget effectiveness period;

VIII.	resolve, whenever delegated by General Meeting, on the conditions for the issue of debentures, as provided for in § 1 of article 59 of Law no. 6.404/76;

IX.	approve the Executive Board’s proposal on the Company’s Regulation, together with its respective organizational structure;

X.	inspect the management of the Company’s Officers, examine, at any time, the Company’s books, request information on agreements entered into or about to be entered into or on any other acts;

XI.	elect and remove the independent auditors;

XII.	approve and amend the Internal Regulation of the Board of Directors;

XIII.	approve the interest increase in controlled or affiliated companies, in the country or abroad, the constitution of wholly-owned subsidiaries of the Company, the Company’s interest in the capital of other companies, in the country and abroad, and the disposal, wholly or partial, of such interest;

XIV.	authorize the acquisition of shares issued by the Company for purposes of canceling or remaining in treasury and subsequent disposal;

XV.	resolve, in the form of law, on the issue of any securities, in the country or abroad;

XVI.	determine the localization of the Company’s head office, as well as to create and extinguish branches, agencies, offices, departments and representations anywhere in the domestic territory and abroad;

XVII.	define the terms and conditions of any issues of shares and subscription warrants within the limit of the authorized capital;

XVIII.	authorize the waiver to the rights of subscription of shares, share convertible debentures or subscription warrants issued by controlled companies, regardless of their values;

XIX.	approve investments in excess of R$10,000,000.00 (ten million reais), whenever not provided for in the Company’s annual budget;

XX.	approve any loan, financing or granting of any collateral or personal security made by the Company, within the period comprised by the budget then in effect, which, individually or cumulatively, exceed the value of R$10,000,000.00 (ten million reais);

XXI.	in compliance with the provision established in sub-clause XI of article 11 hereof, authorize the execution of agreements of any nature, including transactions and waivers, implying obligations for the Company or representing values in an amount exceeding R$10,000,000.00 (ten million reais), not provided for in the Company’s budget;

XXII.

in compliance with the provision established in the other sub-clauses hereof with respect to permanent assets, authorize the Executive Board to acquire, dispose of and constitute mortgages or encumbrances of any nature upon permanent assets of the

Company, in amounts representing liability equal to or in excess of R$10,000,000.00 (ten million reais), not provided for in the Company’s annual budget;

XXIII.	in compliance with the provision established in article 101 of Law no. 9.472, of 07/16/1997, authorize the disposal or encumbrance of reversible assets connected to telecommunication public utility services by controlled companies;

XXIV.	appoint the Company’s representatives in the management bodies of the companies of which the same has an interest in the capital stock, in the capacity of shareholder or quotaholder partner;

XXV.	follow up the compliance of the obligations of the Company and its controlled companies before Agência Nacional de Telecomunicações – ANATEL and price and tariff negotiations;

XXVI.	establish guidelines related to the remuneration criteria with respect to the Company’s administrators and the controlled companies’ administrators and members of the Audit Committee, as well as distribute the global amount of the remuneration established by General Meeting among the Directors and Officers of the Company, establishing their individual remuneration;

XXVII.	authorize the rendering of guaranties by the Company on behalf of controlled companies and third parties;

XXVIII.	determine the votes to be cast by the Company’s representative in general meetings of its controlled and affiliated companies;

XXIX.	approve, by proposal of the Executive Board, the institution in which the Company’s shares will be maintained in a deposit account;

XXX.	in compliance with the provision established in sub-clause XI of article 11 above, approve any individual operation the value of which exceeds R$10,000,000.00 (ten million reais), among the Company and its controlled companies, in one side, and their shareholders, their controlled, affiliated, controlling companies and companies under the common control thereof, on the other side;

XXXI.	authorize the Company, as well as its affiliated and controlled companies, to enter into, amend or terminate a shareholders’ agreement;

XXXII.	authorize investments in new businesses;

XXXIII.

authorize the practice of gratuitous acts on behalf of the employees or the community, in view of the Company’s responsibilities, and the rendering of guaranties for employees in case of interstate and/or intermunicipal transfers and/or reallocation shall not be deemed to be a matter depending on previous approval of the Board of Directors; and

XXXIV.	perform any other functions or resolve on any other matters which are not of the competence of the General Meeting or which are delegated by it, such as defined herein and expressly in the law.

Art. 20 – The Board of Directors will comprise up to 13 (thirteen) members, and equal number of alternates, being all of them shareholders of the Company.

Sole Paragraph – The members of the Board of Directors will be elected by General Meeting and will hold their offices for three (3) annual periods, being considered an annual period the time comprised between two (2) General Ordinary Meetings.

Art. 21 – The Board of Directors shall appoint the Chairman of the body among its members.

Art. 22 – In case of vacancy in the office of Director, including the Chairman, his alternate will take the office completing the term of office of the Director replaced.

§ 1 – In his absences or temporary impediments, each Director will be substituted by his alternate, specifically for each meeting. In the assumption of absences or temporary impediments of the Chairman, he will be substituted by his alternate in the respective meetings, being the Board of Directors alternatively chaired by one of the Directors appointed by the Chairman himself.

§ 2 – In case of vacancy or impediment of the Director and in the absence of his alternate to fulfill the remaining term of office, the substitutes thereof will be appointed by the remaining Directors until the first General Meeting shall be held, in the form of law.

Art. 23 – The Board of Directors will meet, ordinarily, each two months of the calendar year and, extraordinarily, by call of the Chairman or of any two (2) Directors, the resolutions of which will be drawn up in the appropriate book.

§ 1 – The meetings of the Board of Directors shall be called in writing, with a minimum 5 (five) business days prior notice, and addressed to all Directors, specifying the date, place and time where the meeting will be held and the matters to be submitted to resolution.

§ 2 – Notwithstanding the provision established herein, it will be deemed to be regular a meeting of the Board of Directors to which all the members thereof, actual or alternate, shall attend.

Art. 24 – The quorum for installation of the meetings of the Board of Directors will be the majority of the members and the resolutions will be taken by majority of votes of the Directors present.

SECTION III

EXECUTIVE BOARD

Art. 25 – The Executive Board will comprise, at least, two (2) and, at most, six (6) members, being one (1) called Director President, one (1) called General Superintendent Director and the remaining Officers without a specific designation.

Sole Paragraph – The quorum of installation of the meetings of the Executive Board is the majority of the regular members, and resolutions will be taken by the favorable vote of the majority of the Officers present at the meeting.

Art. 26 – The members of the Executive Board will be elected by the Board of Directors and will have a term of office of three (3) annual periods, being considered an annual period the time comprise between two (2) General Ordinary Meetings.

Art. 27 – The Director President shall call the meetings of the Executive Board, to be made with two (2) business day prior notice. The meetings of the Executive Board will be chaired by the Director President.

Art. 28 – The Executive Board, being a collegiate body shall:

I.	establish specific policies and guidelines derived from the general guidance of the business established by the Board of Directors;

II.	elaborate the budget, the form of execution thereof and the Company’s general plans, submitting them to approval by the Board of Directors;

III.	present to the Board of Directors proposals from controlled companies related to the general guidelines for organization, market and network development, and the investments plan and budget;

IV.	present, from time to time, to the Board of Directors, the general evolution of the Company’s business;

V.	approve the agenda of proposals of the Company and its controlled companies for negotiation with the regulatory body;

VI.	submit to the Board of Directors a proposal for appointment or removal of the internal audit holder;

VII.	propose to the Board of Director the disposal of the permanent assets of the Company;

VIII.	present a proposal to the Board of Directors on the Company’s Regulation, together with the respective organizational structure;

IX.	appreciate the Balance Sheet and the other financial statements and the Annual Report of the Company, as well as a proposal for income appropriation, submitting them to the Audit Committee, the Independent Auditors and the Board of Directors;

X.	propose, respected the guidelines determined by the Board of Directors, criteria for remuneration of the Company’s administrators;

XI.	propose to the Board of Directors tables and respective readjustments in the remunerations and benefits granted to employees and their dependents;

XII.	submit to the Board of Directors proposals related to the management and development of human resources formulated by its controlled companies, including the respective personnel;

XIII.	present proposal to the Board of Directors regarding the job and salary plan, the regulation of personnel, staff and the benefit and advantage plan of the Company;

XIV.	decide on the execution and implementation of its plans and programs related to human resource training and management;

XV.	approve proposal of the companies controlled by the Company, to be submitted to Agência Nacional de Telecomunicações – ANATEL, regarding telecommunication services tariff and price readjustment, according to the respective activities and concession areas;

XVI.	approve rules for choosing telecommunication equipment and materials to be complied with by the controlled companies;

XVII.	present to the Board of Directors reports containing evidences of the development of judicial and administrative proceedings of the Company’s interest; and

XVIII.	resolve on other matters of collective competence of the Executive Board, related to the ordinary management of the Company or attributed to the Executive Board by the Board of Directors.

Art. 29 – The Company, being complied with the provisions established in Paragraph One and Two below, will be represented, actively or passively, in any acts which may create obligations or release third party from obligations in respect to the Company, by two Officers jointly, or by two attorneys-in-fact appointed, in the form below, through a power of attorney specifying the relevant acts which may be practiced accordingly.

§ 1 – The Director President, or the attorney-in-fact appointed in the form below shall represent the Company in the general meetings of the companies controlled by or affiliated to it. In the terms of article 19, XXVIII hereof, the Company’s representative shall present to the Chairman of the controlled or affiliated company’s meeting the minutes of the meeting of the Board of Directors containing the voting direction of the Company.

§ 2 – The powers of attorney granted by the Company shall be executed by two (2) Officers jointly, being one of them, necessarily, the Director President, defining completely and accurately in the respective documents, the powers granted and the term of office, which, except for powers of attorney granted to attorneys to represent the Company in administrative or judicial proceedings, may not exceed one (1) year or the term of completion of office, prevailing the lesser. Besides restricting the term, ad negotia powers of attorney will void substitution.

Art. 30 – The Director President, will jointly specify the functions of each of the Officers, respecting the limits established by the Board of Directors of the Company in such respect. The Company’s representation with the capital market regulatory bodies, as provided for in Instruction no. 202/93, amended by Instruction no. 309/99, both of the Securities Commission, may be exercised by either Officer, according to resolution by the Board of Directors of the Company.

§ 1 In his absences and temporary impediments, the Director President will be substituted by the General Superintendent Director. In case of absence and temporary impediment of the Director President and the General Superintendent Director, the Presidency will be exercised by one of the members of the Executive Board appointed by the Director President.

§ 2 In case of absence and temporary impediment of the other members of the Executive Board, including the General Superintendent Director, the office will be accumulated by an Officer appointed by the Company.

CHAPTER V

AUDIT COMMITTEE

Art 31 – The Audit Committee is the body in charge of inspecting the Company’s management, and it must operate permanently.

Art. 32 – The Audit Committee will comprise from 3 (three) to 5 (five) regular members and equal number of alternates.

§ 1 – Elected by the General Ordinary Meeting, the members of the Audit Committee will have a term of office of one (1) annual period, thus considered the period comprise between two (2) General Ordinary Meetings, and they may be reelected, remaining in their offices until their successors shall take office.

§ 2 – The members of the Audit Committee, in its first meeting, will elect the respective Chairman, who shall comply with the resolutions of the body.

§ 3 – The Audit Committee may request the Company to appoint qualified personnel to act as secretary and provide technical support.

Art. 33 – The Audit Committee shall:

I.	inspect the acts of the administrators and verify the compliance of their legal and statutory duties;

II.	give an opinion on the annual management report, including in its opinion the complementary information which it may deem necessary or useful to be resolved by General Meeting;

III.	give an opinion on proposals from the management bodies to be submitted to General Meeting, related to change in capital stock, issue of debentures or subscription warrants, investment plans or capital budgets, dividend distribution, transformation, merger or split-up;

IV.	denounce to the management bodies and, in case they shall not take the necessary steps for protecting the Company’s interests, to the General Meeting, errors, frauds and crimes which it may discover and suggest useful actions to be taken by the Company;

V.	call a General Ordinary Meeting, in case the management bodies shall postpone for more than one (1) month said call, and an Extraordinary, whenever serious or urgent reasons shall occur, including in the agenda of the meetings the matters it shall deem necessary;

VI.	analyze, at least quarterly, the trial balance and the other financial statements elaborated, from time to time, by the Company;

VII.	examine the year-end financial statements and give an opinion on them; and

VIII.	exercise the attributions provided for in law or defined by General Meeting, in case of liquidation of the Company.

Art. 34 – The Audit Committee will meet, ordinarily, once quarterly and, extraordinarily, whenever necessary.

§ 1 – The meetings will be called by the Chairman of the Audit Committee or by any two (2) members of the Audit Committee.

§ 2 – The quorum of installation of the meetings of the Audit Committee is the majority of the acting members and resolutions will be taken by favorable vote of the majority of Directors present at the meeting.

Art. 35 – In case of vacancy in the office of member of the Audit Committee, the respective alternate will assume the remaining term of office of the substituted Director.

§ 1 – In his absences or temporary impediments, the member of the Audit Committee will be substituted by his alternate, specifically for each meeting.

§ 2 – Should a vacancy occur in the majority of offices and no alternates are available to be called, a General Meeting will be called to elect the substitutes.

§ 3 – The acting alternate will be entitled to the remuneration of the regular member, during the period in which the substitution shall occur, in a monthly basis.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Art. 36 – The fiscal year corresponds to the calendar year.

Art. 37 – Together with the financial statements, the management bodies of the Company will present to the General Ordinary Meeting a proposal on employees’ profit sharing and on the appropriation of fiscal year net income, in the form of the legislation in effect.

§ 1 – Net income will be appropriated as follows:

I – 5% (five percent) to legal reserve, until reaching 20% (twenty percent) of the fully paid-in capital stock;

II – 25% (twenty-five percent) of net income adjusted in the form of sub-clause I, letters a) and b) of art. 202 of Law no. 6.404/76 will be obligatorily distributed as minimum compulsory dividends to all shareholders, respected the provision established in the following article, and such value shall be increased up to the amount necessary for payment of preferred shares priority dividend.

§ 2 – The Board of Directors may authorize an interim dividends distribution to the fiscal year profit, retained earnings or profit reserve accounts, being respected the provisions established in article 204 and paragraphs thereof of Law no. 6.404/76.

Art. 38 – The value corresponding to the minimum compulsory dividend will be preferably appropriated to the payment of preferred stock dividend up to the preferred limit, and then will be paid to common stock holders up to the same limit of preferred shares, being the balance, if any, equally apportioned among all shares.

Sole Paragraph – Non-claimed dividends in the period of three (3) years will revert on behalf of the Company.

Art. 39 – The Company, by resolution of the Board of Directors, may pay or credit interest on own capital in the terms of § 7 of article 9 of Law no. 9.249/95, of 12/26/1995, and pertinent legislation and regulation, up to the limit of the minimum compulsory dividends discussed in article 202, of Law no. 6.404/76, which will be imputed to those same dividends, even when included in the minimum preferred stock dividend.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Art. 40 – The Company will be liquidated in the cases provided in law or by resolution of General Meeting, which will establish the form of liquidation and elect a liquidator.

CHAPTER VIII

MISCELLANEOUS

Art. 41 – The approval, by the Company, through its representatives, of merger, split-up, amalgamation or dissolution of its controlled companies, will be preceded by an economic-financial analysis by an independent company of international reputation, confirming that an equitable treatment is being given to all interested companies, the shareholders of which will be granted broad access to the report of said analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer